For Immediate Release



8x8 Announces Changes to Board of Directors and Promotion of Kim Niederman to President

SUNNYVALE, CA – January 3, 2012 **-** 8x8, Inc. (NASDAQ: EGHT), provider of innovative cloud communications and computing solutions, today announced it has appointed Mansour Salame to its Board of Directors, effective January 2, 2012. The Company also announced the resignation of Donn Wilson from its Board of Directors, effective the same date. Finally, 8x8 announced that Kim Niederman, 8x8's Senior Vice President of Worldwide Sales, has been promoted to President, overseeing the Company's sales, customer service and network operations teams.

Mr. Salame was the founder of Contactual, Inc, a cloud-based contact center provider that was acquired by 8x8 in September 2011. At the time of the acquisition, Salame served as the Chairman of Contactual's Board of Directors. Up until 2010, he served as Contactual's Chairman and CEO. Prior to establishing Contactual, Salame was the founder and CEO of NextAge Technologies, a forecasting and scheduling software company that was acquired by Alcatel. Prior to NextAge, he established and ran the Southern European Offices and Operations for Genesys Telecommunications Laboratories, Inc. Salame began his career at Andersen Consulting, where he was instrumental in the call center vertical, helping Fortune 1000 companies structure and build innovative call centers. He holds a Master of Science degree in electrical engineering from Stanford University and a Bachelor of Science degree in electrical engineering from Northwestern University.

"Mansour Salame has been a pioneer in the call center industry, bringing his vision of how disruptive the concept of a 'virtual call center' could be when he founded Contactual soon after the first wave of VoIP technologies emerged," said Bryan Martin, Chairman and Chief Executive Officer of 8x8, Inc. "Mansour's in-depth understanding of our technology and business model will serve 8x8's shareholders well, and we are extremely fortunate to secure his services as a member of our Board of Directors."

"I am delighted to join Bryan on the Board during this exciting time for 8x8," said Mansour Salame. "As a leading provider in the fast growing cloud business communications and computing markets, 8x8 is in a unique position to capture a significant share of that growth."

8x8 also announced that Donn Wilson, a member of its Board of Directors since 2003, has resigned in order to focus on another business opportunity. The Company has entered into an agreement with Mr. Wilson to repurchase some of his vested stock options.

"8x8 is grateful for the many years of service Donn Wilson has dedicated to the company, beginning with our emergence as a consumer phone services company through our transition to business communications and cloud computing services," commented Martin. "I have always admired Donn's driving passion for new business opportunities and support his overriding enthusiasm for his new opportunity."

Finally, 8x8 announced the promotion of Kim Niederman, the Company's Senior Vice President of Worldwide Sales, to President. As President of 8x8, Kim will oversee the Company's worldwide sales organizations, customer service and network operations teams.

"Kim has done a fantastic job this past year not only invigorating 8x8's internal and external sales operations but also enhancing the Company's capabilities and reputation as a world-class service provider," said Martin. "As 8x8 continues to move up market serving larger enterprise organizations, taking our customer service and operations teams to the next level will be a key priority and I have complete confidence in Kim's ability to execute on these initiatives in 2012 and beyond."

About 8x8, Inc.

8x8, Inc. (NASDAQ: EGHT), a pioneer in the development of cloud-based VoIP, video, mobile, call center and unified communications solutions, leverages its patented software technologies to deliver industry-leading SaaS applications to businesses of any size with employees in any location. We offer integrated business communications and cloud computing services that are designed to meet the highest levels of availability, reliability and scalability. Increasingly, businesses are finding they can reduce costs, improve productivity, and be positioned competitively for the future by choosing 8x8 for their mission critical, cloud-based communications and computing needs. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Investor Relations Contact:
Joan Citelli
(408) 654-0970
jcitelli@8x8.com